The Tower at Peabody Place
100 Peabody Place, Suite 900
Memphis, TN  38103-3672
(901) 543-5900

November 23, 2010

VIA EDGAR AND FEDEX

Securities and Exchange Commission
100 F. Street, NE
Mail Stop 4720
Washington, D.C. 20549
Attention: Mr. Christian T. Sandoe

Re:	Business Development Corporation of America File Nos. 333-166636 and 814-00821

Dear Mr. Sandoe:

On behalf of Business Development Corporation of America (the “Fund”), we are filing under cover of this letter via EDGAR Pre-Effective Amendment No. 1 to the Fund’s Registration Statement on Form N-2, File No. 333-166636, including the prospectus included as part of the Registration Statement and the exhibits thereto (collectively, the “Amendment No. 1”), marked to show changes from the Registration Statement filed with the Securities and Exchange Commission (the “Commission”) on May 7, 2010.

The Amendment No. 1 is being filed in response to written comments resulting from a review of the Registration Statement received from the staff of the Division of Investment Management (the “Staff”) of the Commission by letter dated June 4, 2010 (the “Comment Letter”). For your convenience, we have set forth below the Staff’s comment followed by the Fund’s response in bold.

COMMENTS AND RESPONSES

Cover Page

Comment 1: The first sentence of the first paragraph states that the Fund is an American Realty Capital II, LLC “sponsored” fund. What does the term “sponsored” mean?

Response: The North American Securities Administrators Association, Inc.’s Statement of Policy for the Registration of Direct Participation Programs- Omnibus Guidelines (the “Omnibus Guidelines”) defines a sponsor as “any person directly or indirectly instrumental in organizing, wholly or in part, a program or any person who will control, manage, or participate in the management of a program, and any affiliate of such person.” The definition is substantially similar to the definition of a “promoter” as set forth in Section 2(a)(30) of the Investment Company Act of 1940 (“a person who, acting alone or in concert with other persons, is initiating or directing, or has within one year initiated or directed, the organization of such company”).  For purposes of the Omnibus Guidelines, the Fund would be considered the “program.” American Realty Capital II, LLC has been instrumental in organizing the Fund and, as such, is considered a sponsor of the Fund under the Omnibus Guidelines and would be a promoter under the 40 Act.

Christian T. Sandoe

About This Prospectus (Page i)

Comment 2: The last sentence of the second paragraph states that the Fund uses the term “business day” to refer to any day other than Saturday, Sunday, a legal holiday or a day on which banks in New York City are authorized or required to close. Please specify in this section which days the Fund will determine to be legal holidays and which days banks in New York City are authorized or required to close.

Response: In response to the Staff’s comment, the Fund has revised the language on Page i to clarify that “business day” means any day other than a Saturday, Sunday or federal holiday, which is consistent with the disclosure throughout Amendment No. 1.

Prospectus Summary — About BDCA Adviser, LLC (Page 3)

Comment 3: The first paragraph states that the Adviser will be “majority owned” by American Realty Capital II, LLC (“ARC II”) and that ARC II will be “majority owned” by Nicholas S. Schorsch, William M. Kahane, Peter M. Budko, Brian S. Block and Edward M. Weil, Jr. Will there be any other major shareholders in either the Adviser or ARC II that may be considered to be an “affiliated person” as defined in Section 2(a)(3) of the Investment Company Act or deemed to have control over either entity as defined in Section 2(a)(9) of the Investment Company Act?

Response: In response to the Staff’s comment, the Fund has included an organizational chart in the Prospectus to disclose the direct and indirect owners of the Adviser and the Fund.  Other than as disclosed in the Prospectus, there are no other major shareholders in either the Adviser or ARC II that may be considered to be an “affiliated person” as defined in Section 2(a)(3) of the Investment Company Act or deemed to have control over either entity as defined in Section 2(a)(9) of the Investment Company Act.

Comment 4: The second through fourth paragraphs provide far too extensive biographical information about Messrs. Schorsch, Kahane and Budko to be included in the Prospectus Summary. As this disclosure appears to be repeated in the Questions and Answers About This Offering section on pages 20 and 21 of the prospectus and again in the Investment Objectives and Policies section — Our Adviser section on pages 55 and 56 of the prospectus, please revise this section to provide only a brief description of these individual’s biographical information.

Christian T. Sandoe

Response: In response to the Staff’s comment, the Fund has revised the language in the Summary section to remove repetitive information and to condense the biographical information in this section as requested.

Prospectus Summary — Estimated Use of Proceeds (Page 7)

Comment 5: The third sentence of the first paragraph states that the Fund anticipates that it may take “several” months to fully invest the initial proceeds received in connection with the offering. Please explain to us what the term “several” means in this sentence. Also, please explain in this section the consequences of the delay. See Item 7.2 of Form N-2.

Response: In response to the Staff’s comment, the Fund has revised the disclosure under the “Estimated Use of Proceeds” section to clarify the Fund’s expected timeline for investing the proceeds.

Prospectus Summary — Liquidity Strategy (Page 8)

Comment 6: The first sentence of the first paragraph states that the Fund does not currently intend to list its shares on an exchange and does not expect a public trading market to develop for the shares in the foreseeable future. Please explain in this section whether the Fund’s shares will be subject to any restrictions on transfer and, if transferable, whether you believe that the lack of public trading market will likely cause shares that are transferred between parties to be traded at a discount from NAV.

Response: In response to the Staff’s comment, the Fund has revised the language in this paragraph as requested.

Comment 7: The ninth sentence of the first paragraph states that if the Fund determines to pursue a listing of its securities on a national exchange in the future, at that time it may consider either an internal or external management structure. Please explain to us the connection between the decision to list the Fund’s securities on a national exchange and a decision to pursue an internal or external management structure.

Response: As disclosed in the Registration Statement, the Fund may decide in the future to list the Fund’s securities on a national exchange in order to provide stockholders with liquidity.  The Fund believes that if and when the Fund decides to list the shares, the internalization of the management structure may make the Fund more attractive to potential investors and further enhance the liquidity the Fund’s stockholders achieve from a listing.  If and when the Fund lists on a national exchange, the Board of Directors will make its decision whether to internalize the management structure based upon what is in the best interests of the Fund’s stockholders at such time.

Christian T. Sandoe

Prospectus Summary — Management Fees (Page 9)

Comment 8: The fourth paragraph states that the Adviser will be entitled to a “liquidation incentive fee” equal to 20% of the net proceeds from a liquidation of the Fund in excess of adjusted capital. Please disclose why the liquidation incentive fee is necessary and why the additional services, if any, are not already compensated by the three other fees included in the Advisory Agreement. In addition, please explain to us why the fee does not create a conflict of interest for the Adviser, in that it may provide an incentive to liquidate the Fund. Please also disclose whether the liquidation incentive fee would be triggered by a merger. Also, please explain to us how this “liquidation incentive fee” is consistent with Section 205 of the Investment Advisers Act. We may have additional comments after the Fund files the Advisory Agreement as an Exhibit to this registration statement.

Response: The Fund respectfully submits that the liquidation incentive fee is not covered by the other incentive fees because it is only triggered upon the liquidation of the Fund.  The incentive fee on capital gains is an incentive fee payable to the Adviser based on capital gains earned on liquidated investments from the portfolio during operations and prior to any liquidation of the Fund.  The liquidation incentive fee is specifically designed to cover the capital gains earned in connection with a liquidation of the Fund. In response to the Staff’s comment, the Fund has revised the Prospectus to clarify that for purposes of the computation of the liquidation incentive fee, a liquidation will include any merger of the Fund with another entity or the acquisition of substantially all of the Fund’s stock or assets in a single or series of related transactions. The Fund respectfully submits that the fee is consistent with Section 205 of the Adviser Act because the liquidation incentive fee is subject to the 20% cap on capital gains.  In response to the Staff’s comment, the Fund has revised the Prospectus to clarify that in no event will the compensation of the Adviser on the basis of a share of capital gains exceed 20% of the realized capital gains upon the funds of the BDC over the life of the BDC, computed net of all realized capital losses and unrealized capital depreciation.

Prospectus Summary — Risk Factors (Page 10)

Comment 9: The third bullet point states that current market conditions have adversely affected the capital markets and have reduced the availability of debt and equity capital for the market as a whole, and financial firms in particular, and that these conditions may make it more difficult for the Fund to achieve its investment objectives. These seem to be the same conditions that the Fund describes in the Our Market Opportunity Section on page 2 as the conditions that provide the Fund with “unique opportunities” to make investments with attractive current yields and “significant opportunities” for sharing in new value creation as the United States economy recovers. Please explain in this section why the conditions that create opportunities for the Fund also constitute a considerable risk for the Fund.

Response: In response to the Staff’s comment, the Fund has revised the language in this section and the Our Market Opportunity section on Page 2 to explain why the conditions that create opportunities for the Fund also constitute a considerable risk for the Fund.

Prospectus Summary — Distributions (Page 11)

Comment 10: The fifth and sixth sentences state that the Fund’s distributions may exceed its earnings, especially during the period before it has substantially invested the proceeds from the offering and that as a result, a portion of the distributions it makes may represent a return of capital for U.S. federal income tax purposes. Please clarify in this section that a return of capital is a return of an investor’s investment rather than earnings or gains derived from the Fund’s investment activities.

Christian T. Sandoe

Response: In response to the Staff’s comment, the Fund has revised the language under “Prospectus Summary – Distributions” to clarify that a return of capital is a return of an investor’s investment rather than earnings or gains derived from the Fund’s investment activities.

Fees and Expenses (Page 13)

Comment 11: The sales load to dealer manager caption reflects that 10% of the offering price will be paid to the dealer manager. Please confirm to us that the Fund’s FINRA examiner has determined that your sales load should not be deemed to be excessive compensation.

Response: The Fund respectfully submits that the dealer manager for the Fund will be coordinating FINRA’s review of the Registration Statement.  In connection with such review, the Fund undertakes to confirm to the Staff when the designated FINRA examiner issues a no-objection letter regarding the compensation to be paid to FINRA members participating in the offering.  The Fund respectfully submits that the sales load disclosed in the table is typical for this type of offering and has been cleared by FINRA in connection with other offerings filed by public non-traded BDCs similar to the Fund.  See for example, the registration statement on Form N-2 for Keating Capital Inc. (file no. 333-157217) and the registration statement on Form N-2 for FS Investment Corp (file no. 333-149374).

Comment 12: The second caption in the table states “Offering expenses borne by us.” As all offering expenses are paid either directly or indirectly by shareholders, please delete the words “borne by us” from the caption.

Response: In response to the Staff’s comment, the Fund has revised the language to delete the words “borne by us” from the caption in the table as requested.

Comment 13: The Acquired fund fees and expenses caption reflects a figure of 0.0% and footnote (9) states that the Fund has no current intention to invest in the securities or other investment instruments of investment companies. As the Fund does not intend to invest in the securities or other instruments of other investment companies, please delete this caption from the table. See Instruction 10(a) to Item 3.1 of Form N-2.

Response: In response to the Staff’s comment, the Fund has revised the language to delete the “Acquired fund fees and expenses” caption from the table as permitted pursuant to the instructions in Form N-2.

Christian T. Sandoe

Questions and Answers About This Offering — Who Will Choose Which Investments to Make? (Page 19)

Comment 14: The second sentence states that the Fund’s board oversees and monitors its investment performance and, beginning with the second anniversary of the date of the Advisory Agreement, will annually review the compensation the Fund pays to the Adviser and determine that the provisions of the Advisory Agreement are carried out. Please revise this section to clarify that the board is responsible for overseeing the Advisory Agreement continually from its inception date (not just annually after its second anniversary).

Response: In response to the Staff’s comment, the Fund has revised the language in this section and throughout Amendment No. 1 where applicable, to clarify that the board is responsible for overseeing the Advisory Agreement continually from its inception date (not just annually after its second anniversary).

Questions and Answers About This Offering — Who Can Buy Shares of Common Stock in this Offering? (Page 22)

Comment 15: The second sentence of the second paragraph states that certain volume discounts may be available for large purchases. Please clarify in this section that such discounts relate to any applicable sales charges rather than the price of the Fund’s shares.

Response: In response to the Staff’s comment, the Fund has revised the language to clarify that such discounts relate to any applicable sales charges rather than the price of the Fund’s shares.

Risks Related to Business Development Companies — The Requirement That We Invest a Sufficient Portion of Our Assets in Qualifying Assets Could Preclude Us From Investing in Accordance With Our Current Business Strategy; Conversely, the Failure to Invest a Sufficient Portion of Our Assets in Qualifying Assets Could Result in Our Failure to Maintain Our Status As a BDC (Page 31)

Comment 16: The caption and the second sentence of this section suggest that the Fund’s current business strategy is inconsistent with its election to be regulated as a business development company (“BDC election”). If the Fund’s business strategy is inconsistent with its BDC election, please consider revising the strategy or reconsider the Fund’s BDC election so that the Fund’s strategy and BDC election will be consistent.

Response: The Fund respectfully submits that the risk factor referenced by the Staff was designed to specifically address certain risks associated with the structure and operating requirements for a BDC under the 1940 Act.  The Fund does not believe that its current business strategy is inconsistent with its election to be treated as a BDC.  In response to the Staff’s comment, the Fund has revised the language in this risk factor and caption to clarify the specific risk that the Fund faces in connection with its proposed structure as a BDC.

Christian T. Sandoe

Discussion of the Company’s Expected Operating Plans — Expenses (Page 48)

Comment 17: The fifth bullet point in the second paragraph states that the Fund will bear fees and expenses associated with performing due diligence reviews of prospective investments. As due diligence is necessary in the Adviser’s determination to make an investment on behalf of the Fund, please explain to us why the cost of conducting due diligence should be treated a separate expense of the Fund rather than an expense that is already included in the fees paid pursuant to the Fund’s Advisory Agreement.

Response: In response to the Staff’s comment, the Fund has deleted the fifth bullet point as the Fund believes that such disclosure, as drafted, may not accurately describe the type of expenses that the Fund will bear.  Furthermore, the Fund believes that the intent behind this bullet is already covered under the last bullet with respect to expenses incurred by the Adviser under the Advisory Agreement.

Management — Board of Directors and Executive Officers (Page 79)

Comment 18: Please provide all of the information required by new Items 18.5, 18.6 and 18.17 of Form N-2 including a description of the leadership structure of the Fund’s board, describing whether the chairman of the board is an interested person and whether the Fund has a lead independent director and what specific role the lead independent director plays in the leadership of the Fund. Please indicate why the Fund has determined that this leadership structure is appropriate given the specific characteristics or circumstances of the Fund. Also, please describe the extent of the board’s role in the Fund’s risk oversight, such as how the board administers its oversight function and the effect that this has on the board’s leadership structure.

Response: In response to the Staff’s comment, the Fund has revised the disclosure in this section to reflect the leadership structure of the Fund’s board and the board’s role in risk oversight as requested and in accordance with the requirements of Items 18.5, 19.6 and 18.17 of Form N-2.  See “Management — Corporate Leadership Structure” and “Management — Oversight of Risk Management” in Amendment No. 1.

GENERAL COMMENTS:

Comment 19: Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

Response: The Fund acknowledges the Staff’s comment and confirms that it has made corresponding changes throughout Amendment No. 1 with respect to the revised disclosure.

Comment 20: We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre- effective amendments.

Response: The Fund acknowledges the Staff’s comment.

Christian T. Sandoe

Comment 21: If you intend to omit certain information from the form of prospectus included with the registration statement that are declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the final pre-effective amendments.

Response: The Fund acknowledges the Staff’s comment and will provide any such information supplementally prior to filing, if applicable.

Comment 22: Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

Response: In response to the Staff’s comment, the Fund expects to submit an exemptive application with the SEC in connection with potential co-investments with affiliates of the Fund’s Sub-Adviser, Main Street Capital Corporation, as disclosed in the Registration Statement.  In addition, the Fund intends to submit either an exemptive application or a no-action request with respect to Regulation M under the Securities Exchange Act of 1934, as amended, in connection with the proposed share repurchase program for the Fund.  As disclosed throughout the Prospectus, any share repurchase program adopted by the Fund would not become effective until at least 12 months after the Fund has met the minimum offering requirement, therefore, the Fund does not anticipate submitting any request for no action relief until the Fund has met the minimum offering requirement.

Comment 23: Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

Response: The Fund acknowledges the Staff’s comment.  The Fund believes that the proposed modifications to the Registration Statement in connection with Amendment No. 1, and the supplemental information contained herein, are responsive to the Staff’s Comment Letter.

Christian T. Sandoe

Comment 24: We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Response: The Fund acknowledges the Staff’s comment and confirms the following:

1.	The Fund is responsible for the adequacy and accuracy of the disclosure in the filings with the Commission;

2.	The Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to such filings; and

3.	The Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Please direct any further questions or comments concerning Amendment No. 1 or this response letter to the undersigned at (901) 543-5918 or John A. Good at (901) 543-5901.

Sincerely,